FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For May 10, 2018
Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

The Royal Bank of Scotland Group plc
NatWest Markets Plc

10 May 2018

Capital reduction - notice of petition

As previously announced on 30 April 2018, The Royal Bank of Scotland Group plc together with its subsidiaries (the "RBS Group") intends to undertake a court-approved capital reduction of NatWest Markets Plc (formerly known as The Royal Bank of Scotland plc) (the "Company"). A special resolution was passed at a general meeting of the Company on 3 May 2018 to reduce the Company's share capital and to cancel the Company's share premium account and capital redemption reserve, subject to the confirmation of the Court of Session in Scotland (the "Court") (the "Reduction").

On 9 May 2018, a petition (the "Petition") was presented to the Court by the Company seeking an order confirming the reduction of its share capital and the cancellation of its share premium account and capital redemption reserve. A copy of the notice of the Company's application is set out below.

NOTICE OF APPLICATION TO THE COURT

"NATWEST MARKETS PLC

Company Number: SC090312

Notice is hereby given that, on 9 May 2018, a Petition was presented to the Court of Session in Edinburgh (the "Court") by NatWest Markets Plc (formerly The Royal Bank of Scotland plc), a public company registered in Scotland, under the company number SC090312 and with its registered office at 36 St Andrew Square, Edinburgh, EH2 2YB (the "Company"), seeking an order confirming a reduction of its share capital and the cancellation of its share premium account and cancellation of its capital redemption reserve (the "Reduction"), which was approved by a special resolution of the Company passed on 3 May 2018.

On 9 May 2018, the Court ordered (i) that the Petition be advertised once in each of The London Gazette, The Edinburgh Gazette, The Belfast Gazette, The Scotsman and The Financial Times (UK and international editions), and (ii) that any person claiming an interest in the Reduction lodge Answers to the Petition, if so advised, at the offices of the Court, 2 Parliament Square, Edinburgh EH1 1RQ within 21 days of the publication of the last of those advertisements. As the last of those advertisements is expected to be published on Friday 18 May 2018, the deadline for lodging Answers to the Petition is expected to be Friday 8 June 2018.

Any such person may wish to seek independent legal advice. In accordance with its practice, the Court is also likely to consider any other objections which are made to it, in writing or in person, at the hearing of the Petition to confirm the Reduction. That hearing is expected to take place at the Court on Friday 29 June 2018.

Should that date change, the new date will be advertised on the website of The Royal Bank of Scotland Group plc at http://investors.rbs.com/

A copy of this advertisement will also be available on that same web page.

CMS Cameron McKenna Nabarro Olswang LLP
Saltire Court
20 Castle Terrace
Edinburgh
EH1 2EN

Solicitors to NatWest Markets Plc"

The Reduction, if confirmed by the Court, will cancel 6,209,000,000 ordinary shares of £1 each. As at 9 May 2018, the balance of the Company's share premium account was approximately GBP27,692 million and the balance of the capital redemption reserve was approximately GBP0.1 million. The effect of the Reduction and the return of capital in specie, if confirmed by the Court, will be to transfer the whole issued share capital of NatWest Holdings Limited (the parent company of the future ring-fenced sub-group) to The Royal Bank of Scotland Group plc. This will separate the ring-fenced sub-group from the multiple entities outside the -ring-fence, as required by the ring-fencing legislation. Subject to confirmation by the Court, the RBS Group intends to effect these changes on or around 1 July 2018.

For further information, please contact:

RBS Investor Relations

Matt Waymark
Head of Investor Relations
+44 (0) 20 7672 1758

Paul Pybus
Head of Debt Investor Relations
+44 (0) 20 7678 1153

RBS Media Relations
+44 (0) 13 1523 4205

Forward Looking Statements

This announcement contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including (but not limited to) those related to RBS and its subsidiaries' regulatory capital position, and requirements, financial position, future pension funding and contribution requirements, on-going litigation and regulatory investigations, profitability and financial performance (including financial performance targets), structural reform and the implementation of the UK ring-fencing regime, the implementation of RBS's restructuring and transformation programme, risk‐weighted assets, impairment losses and credit exposures under certain specified scenarios, increasing competition from new incumbents and disruptive technologies and RBS's exposure to political risks, operational risk, conduct risk, cyber and IT risk and credit rating risk. In addition, forward-looking statements may include, without limitation, the words "intend", "expect", "anticipate", "target", "plan", "believe", "risk", "estimate", "project", "commit", "should", "could", "probability", "Value-at-Risk (VaR)", "goal", "objective", "may", "endeavour", "outlook", "optimistic", "prospects" and similar expressions or variations on these expressions. These statements concern or may affect future matters, such as RBS's future economic results, business plans and current strategies. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward‐looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, legislative, political, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, interest and exchange rate fluctuations and general economic conditions. These and other factors, risks and uncertainties that may impact any forward-looking statement or RBS's actual results are discussed in RBS's UK 2017 Annual Report and Accounts (ARA) and other materials filed with, or furnished to, the US Securities and Exchange Commission, including, but not limited to, RBS's most recent Annual Report on Form 20-F and Reports on Form 6-K. The forward-looking statements contained in this announcement speak only as of the date of this announcement and RBS does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise, except to the extent legally required.

Legal Entity Identifiers
The Royal Bank of Scotland Group plc	2138005O9XJIJN4JPN90
NatWest Markets Plc	RR3QWICWWIPCS8A4S074
NatWest Holdings Limited	213800GDQMMREYFLQ454

Date: 10 May 2018

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Deputy Secretary